

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 30, 2010

Michael L. Jines
General Counsel
RRI Energy, Inc.
1000 Main Street
Houston, Texas 77002

   Re: RRI Energy, Inc.
     Amendment No. 2 to Registration Statement on Form S-4
     Filed August 12, 2010
     File No. 333-167192

Dear Mr. Jines:

   We have limited our review of your amended registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Comments regarding Mirant's confidential treatment request will be sent under separate cover. Please note that we will not be in a position to consider a request for acceleration of effectiveness of the registration statement until we resolve all issues concerning the confidential treatment request.

Summary, page 1

Material U.S. Federal Income Tax Consequences of the Merger, page 5

2. We note your response to comment 1 in our letter dated July 26, 2010. You must clearly provide a firm conclusion regarding the tax consequences of the transaction to investors. Please delete the assumption that the merger will qualify as a reorganization in the last sentence of the first paragraph.

3. We note your response to comment 2 in our letter dated July 26, 2010. Since the tax opinions must be filed before the registration statement is declared effective, please also disclose that counsel have opined that the merger will qualify as a reorganization and that shareholders will not recognize a gain or loss.

The Merger, page 26

Background of the Merger, page 26

4. We note your response to comment 4 in our letter dated July 26, 2010 and the related revisions in your filing. It still remains unclear why Mirant was not interested in pursuing a business combination with Party B in February of 2010. Specifically, please explain why Party B did not present a sufficiently attractive strategic alternative.

U.S. Federal Income Tax Consequences to Mirant Stockholders, page 64

5. Please also disclose that counsel has opined that Mirant shareholders will not recognize a gain or loss as a result of the merger.

Exhibit 8.1

6. Counsel must express a firm conclusion on the material federal income tax consequences to the holders of Mirant common stock whose shares of Mirant common stock are exchanged in the merger for shares of RRI common stock. As described in the registration statement, please revise the opinion to also address that these shareholders will not recognize a gain or loss. This comment also applies to the tax opinion filed as Exhibit 8.2.

7. Counsel cannot assume that the merger is a statutory merger. Please delete assumption (v) in the second paragraph. Also delete assumption (vi) in the same paragraph.

8. We note the qualification in the penultimate paragraph to "current provisions" of relevant authority. Please revise this language or confirm that you will refile an opinion on the day you want the registration statement to go effective. This comment also applies to the last paragraph of the tax opinion filed as Exhibit 8.2.

9. Please identify in the opinion the applicable provisions of the Code, Treasury Regulations, pertinent judicial authorities, rulings of the Internal Revenue Service, etc. that tax counsel deems relevant in opining that the merger will qualify as a reorganization and that shareholders will not recognize a gain or loss. This comment also applies to the tax opinion filed as Exhibit 8.2.

Exhibit 99.3

10. We note your response to comment 23 in our letter dated July 26, 2010. Please file the updated consent of Goldman, Sachs & Co.

You may contact Sondra Snyder, Accountant, at (202) 551-3332 or James Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Angie Kim, Staff Attorney, at (202) 551-3535, Brigitte Lippmann, Special Counsel, at (202) 551-3713 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Michael P. Rogan, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP